

RECEIVED
2006 JUN -2 P 4:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 May 2006

By Courier


06014032

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 4, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Enc
/cl


Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 29May06.DOC




Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D



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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-May-2006 17:14:18
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 4, 2006
Description	Attached is the operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 4) from 8 April 2006 to 5 May 2006.
Attachments:	NOL_Operating_Performance_for_P4_2006.pdf Total size = **34K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

29 May 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 4) from 8 April 2006 to 5 May 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 4, 2006	Period 4, 2005	% Change
Liner						
a) Volume (FEU)	686,900	651,800	5	157,100	152,600	3
b) Average Revenue Per FEU (US$/FEU)	2,684	2,740	(2)	2,631	2,769	(5)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	305,600	285,900	7	65,500	66,600	(2)
International Services	129,500	125,000	4	26,000	27,500	(5)
Total	435,100	410,900	6	91,500	94,000	(3)

** Summation may not add up due to rounding*

Liner: YTD container volumes grew 5% YoY while Period 4 (P4) volumes rose 3% YoY. YTD average revenues declined 2% while P4 average revenues declined 5% over the corresponding period last year.

Logistics: YTD revenues totalled US$435.1 million, a 6% increase over the corresponding period last year. P4 revenues declined 3% YoY.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 4, 2006)


APL Average Revenue per FEU (2003-2006)
US$/FEU
3,000
2,500
2,000
Period 4, 2006
Y-o-Y : -5%
P1 03 P2 03 P3 03 P4 03 P5 03 P6 03 P7 03 P8 03 P9 03 P10 03 P11 03 P12 03 P1 04 P2 04 P3 04 P4 04 P5 04 P6 04 P7 04 P8 04 P9 04 P10 04 P11 04 P12 04 P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06
Period